82-5763

04 MAR 24 AM 7:21

04010809

SUPPL

Consolidated Financial Statements of

EVEROCK INC.

First Quarter Ended December 31, 2003

(Unaudited – See Notes to Financial Statements)

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

EVEROCK INC.

Consolidated Balance Sheets
(Unaudited – See Notes to Financial Statements)
December 31, 2003

ASSETS

	December 31, 2003 (Unaudited)	September 30, 2003 (Audited)
CURRENT		
Cash	$ 4,259	$ 5,199
Accounts receivable	100	100
	4,359	5,299
OTHER		
Mineral resource properties	336,579	336,579
	$ 340,938	$ 341,878

LIABILITIES

	December 31, 2003 (Unaudited)	September 30, 2003 (Audited)
CURRENT		
Accounts payable and accrued liabilities	$ 37,555	$ 37,035
	37,535	37,055
LONG TERM		
Advances from shareholder	49,117	49,117
Balance of purchase price payable	150,000	150,000
	236,652	236,152

SHAREHOLDERS EQUITY

	December 31, 2003 (Unaudited)	September 30, 2003 (Audited)
SHARE CAPITAL (Note 3)	492,466	492,466
DEFICIT (Page 3)	(388,180)	(386,740)
	104,286	105,726
	$ 340,938	$ 341,878

Consolidated Statements of Operations and Deficit
3 Months ended December 31, 2003 and 2002
(Unaudited – see Notes to Financial Statements)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002
Operating Expenses		
Write off of goodwill	$ -	$ 75,000
Write off of mining interest	-	20,000
Consulting fees	-	20,000
Shareholder information	-	-
Office, general and administration	1,440	2,501
	1,440	117,501
Net Income (Loss) for the Period	(1,440)	(117,501)
Deficit, Beginning of Period	(386,740)	(215,325)
DEFICIT, END OF PERIOD	$ (388,180)	$ (332,826)
NET LOSS PER SHARE	$ (0.00)	$ (0.01)

EVEROCK INC.

Consolidated Statements of Cash Flows
3 Months ended December 31, 2003 and 2002

(Unaudited – See Notes to Financial Statements)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002
Cash provided by (Used in):		
Operating Activities		
Net (loss) for the period	$ (1,440)	$ (117,501)
Add: items not affecting cash flows:		
Write off on mining interest	-	20,000
Write off of goodwill	-	75,000
	(1,440)	(22,501)
Changes in non-cash operating working capital balances	500	501
(Used in) Operating Activities	(940)	(22,000)
Financing Activities		
Advances from shareholder	-	22,500
Issuance of common shares	-	187,865
Provided by Financing Activities	-	210,365
Investing Activities		
(Additions to) capital assets	-	(3,891)
(Additions) to mining interests	-	(184,474)
(Used in) Investing Activities	-	(188,365)
Increase (decrease) in Cash	(940)	-
(Bank Indebtedness), cash, beginning of year	5,199	-
(BANK INDEBTEDNESS), CASH, END OF PERIOD	$ 4,259	$ -

EVEROCK INC.

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Unaudited)

1. Summary of Significant Accounting Policies:

The accompanying policies and methods followed in preparing these financial statements are those used by Canadian Everock Explorations Inc. (the "Company") as set out in the September 30, 2003 audited financial statements. However, the unaudited financial statements for the three months ended December 31, 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's September 30, 2002 audited financial statements.

The enclosed unaudited financial statements for the three months ended December 31 2002 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended December 31, 2003 is not indicative of the results that may be expected for the full year ended September 30, 2003.
Significant transactions

2. Significant Events and Transaction:

a) Change in Name

On November 6, 2002, the Company changed its name from Canadian Everock Explorations Inc. to Everock Inc.

(b) Acquisition of Cali-Gem Resources Inc. and Axelblade Resources Inc.

On November 19, 2002, the Company acquired a 100% interest in Cali-Gem Resources Inc. ("Cali-Gem") and Axelblade Resources Inc. ("Axelblade"). The acquisition was accounted for as a reverse take-over as the original shareholders of Cali-Gem retain a voting control of the Company after the acquisition. The acquisition is being recorded using the purchase method and accordingly net assets of Cali-Gem are being recorded at their fair market value as follows:

Mineral resource properties	$	184,474
Capital assets		3,891
		188,365
Current liabilities		(500)
Purchase price	$	187,865

Everock Inc. acquired (i) interest in five Kapeskasing mineral properties and (ii) an option, which has been partially exercised, on a 15% interests in the Leek Springs California prospecting syndicate ("Leek Springs Interests")

3. Share Capital:

a) Authorized- An unlimited number of Common shares

b) Issued:	Number	$
Common shares		
Balance: September 30, 2003 and December 31, 2003	23,171,367	$ 492,466

4. Income taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historic taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or losses arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation will be adjusted in the period that is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, please refer to the September 30, 2003 audited financial statements. The benefit of these losses and the loss for the period ended have not been recognized in these financial statements.

At December 31, 2003, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.